FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of April and May, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

__________

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

__________

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

1.

Press releases dated April 13 and May 12, 2004.

2.

Report of Matters Voted on and Outcome of Voting

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: May 12, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Press Contact

Laurie Thornton

Radiate PR

650-654-2660

laurie@radiatepr.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSound Labs Introduces microQ Mobile Audio Engine Optimized for Intel® PXA27x Processors with Intel® Wireless MMX™ Technology.

Multi-format  Polyphonic MIDI Synthesis, 3D Audio for Headsets or Narrow Geometry Speakers, and Audio Enhancement Algorithms running on Intel PXA27x Processors.

Intel Developer Forum Taipei, Taiwan – APRIL 13, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice over IP software solutions, today announced it’s microQ audio engine for mobile phones and PDAs supports Intel® Wireless MMX™ technology for mobile devices based on the newly launched Intel® PXA27x processor family.

Intel Wireless MMX technology allows QSound's advanced audio processing algorithms to be supported using far fewer processor resources than before. The Intel Wireless MMX instruction set improves the performance of audio filtering and mixing functions by 2 to 3 times. Processor cycles previously consumed for audio processing are now available to other applications and functions on the device. This eliminates the need for specialized co-processors, reducing the cost of components and increasing the battery life of mobile devices based on the Intel PXA27x processor.

 "We are pleased that QSound is one of the first companies to support Intel® Wireless MMX™ technology, said Gary Forni, Director of Independent Software Vendor Enabling for Intel’s Cellular and Handheld Group. "Multimedia applications can be very demanding and with the smaller screens available on most mobile devices today, high quality audio can have a dramatic impact on the end users overall experience."

"A leader in 3D audio solutions since 1988, QSound was quick to adopt Intel MMX technology on desktop computers, and now we are extending that experience and know how to Intel Wireless MMX technology platforms," stated David Gallagher, president and CEO of QSound Labs.  "Customers of the Intel® PXA27x processor family can take immediate advantage of QSound's feature rich microQ audio engine to offer their users superior features at lower cost and with greater convenience."

About microQ

QSound’s core technology, microQ, is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects, audio restoration algorithms, and recording for portable applications. It is ideally suited for Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems, as well as portable headphones. The company’s customer and partner roster includes Toshiba, Philips, Sanyo, Sharp, Aiwa, and MiTAC, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of the availability new microQ-enabled products that support Intel Wireless MMX technology.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with  acceptance of microQ technology by manufacturers and consumers, continued growth of the mobile electronics market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2004

Calgary, Alberta – May 12, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, reported revenues for the three months ended March 31, 2004 of $510,000 as compared to $831,000 for the same period in FY2003. The operating loss for the quarter was $(422,000) or $(0.06) per share as compared to an operating profit of $178,000 or $0.02 per share for the same period last year.  After allowing for non-cash items such as depreciation, the net loss for the period was $(534,000) or $(0.07) per share as compared to net income of $88,000 or $0.01 per share for the same period in FY2003.

The Company reported a working capital surplus of $1,704,000 at March 31, 2004 of which cash comprised $1,359,000. Subsequent to the quarter ending, management took action to cut costs in the IP Telephony business unit, so as to better match the current revenues being generated from that unit.

"We made excellent progress with our business development efforts in the first quarter," stated David Gallagher, President of QSound Labs. "The main focus of these efforts was the Company’s soft audio solutions for the mobile & PC markets. The Company saw its first returns for the investments made last year in developing microQ for the mobile market. Specifically, the Company began recognizing revenues for microQ in this quarter and continued to develop new relationships, which should lead to long term growth situations. Among those, is the recently announced availability of microQ on LSI Logic’s DSP hardware platform for mobile products. Even more importantly, the Company is experiencing increased demand for microQ, particularly from Europe & Asia."

"The Company is also making progress in the PC marketplace. This has been caused by the elimination of our only standalone independent software competitor through acquisition."

- more -

"The Philips SoundAgent 2 ("PSA2") audio software solution developed by the Company for Philips began shipping in the first quarter with several of Philips mini component systems in Europe and Latin America. This distribution of the PSA2 is in addition to the USB powered speakers and soundcards which were previously announced as shipping with the PSA2."

"In the VoIP market, the Company continues to market its existing product line, while at the same time gathering feedback from our dealer channel on market requirements. The Company has plans for new product introduction later this year, but in the meantime has cut its cost structure to better match existing cash flow from this business unit."

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from existing and new microQ licensees, licensing to the PC industry, product distribution through Philips, and sales of existing and new IP telephony products.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, continued growth of mobile devices and Internet telephony products, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2004 and December 31, 2003
(Expressed in United States dollars, prepared using US GAAP)

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 1,358,633	$ 2,061,093
Accounts receivable	406,997	221,194
Inventory	154,707	107,377
Deposits and prepaid expenses	147,583	82,921
	2,067,920	2,472,585

Capital assets	1,065,918	1,114,992
Other intangible assets	177,974	189,002

	$ 3,311,812	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued Liabilities	$ 280,210	$ 233,198
Deferred Revenue	83,969	96,547
	364,179	329,745

Shareholders' equity
Share capital (7,236,124 common shares)	44,254,829	44,310,198
Contributed Surplus	1,114,316	1,114,316
Deficit	(42,421,512)	(41,887,241)
	2,947,633	3,537,273

	$ 3,311,812	$ 3,867,018

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the three month periods ended March 31, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)

	2004	2003
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	205,467	$ 480,655
Product sales	304,781	350,195
	510,248	830,850

Cost of product sales	138,663	82,737
	371,585	748,113

EXPENSES:
Marketing	345,684	256,798
Operations	71,536	36,069
Product engineering	224,517	151,654
Administration	152,102	125,212
	793,839	569,733

OPERATING PROFIT	(422,254)	178,380

OTHER ITEMS
Depreciation and amortization	(107,629)	(80,265)
Interest and other income	1,139	5,931
Other	(5,527)	(15,605)
	(112,017)	(89,939)

NET INCOME FOR PERIOD	(534,271)	88,441
DEFICIT BEGINNING OF PERIOD	(41,887,241)	(38,069,991)
DEFICIT END OF PERIOD	$ (42,421,512)	$ (37,981,550)

INCOME PER COMMON SHARE	$ (0.07)	$ 0.01

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)

	2004	2003
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Income for the period	$ (534,271)	$ 88,441
Items not requiring (providing) cash:
Depreciation and amortization	107,629	80,265
Compensation cost of options issued	-	5,864
Changes in working capital balances	(263,361)	110,093
	(690,003)	284,663

FINANCING
Issuance of common shares, net	35,070	1,410
	35,070	1,410

INVESTMENTS
Purchase of capital assets	(31,666)	(844)
Purchase of intangible assets	(15,861)	(11,480)
	(47,527)	(12,324)

Increase (decrease) in cash	(702,460)	273,749
Cash and cash equivalents beginning of period	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,358,633	$ 2,894,954

QSOUND LABS, INC.

REPORT OF MATTERS VOTED ON AND OUTCOME OF VOTING

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 29, 2004

This report sets out a description of each matter voted on at the Annual and Special Meeting of shareholders of QSound Labs, Inc. ("Company") held in Calgary, Alberta on April 29, 2004 and the outcome of voting.

1.

Description of Matter

Appointment of KPMG Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.

Outcome of Voting

Approved.

2.

Description of Matter

Election of David J. Gallagher, James R. Bonfiglio, M. Patty Chakour and Stanley E. McDougall as directors of the Company to hold office until the next annual meeting of the Company.

Outcome of Voting

Approved.

3.

Description of Matter

Approval of the grants of the following options:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
James R. Bonfiglio	September 23, 2003	25,000	$1.32 U.S.	$1.31 U.S.	September 22, 2008
Stanley E. McDougall	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009
M. Patty Chakour	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009
James R. Bonfiglio	March 11, 2004	25,000	$1.88 U.S.	$1.88 U.S.	March 10, 2009

Outcome of Voting

Approved.